

First Midwest Bancorp, Inc.

Sandler O'Neill

2009 East Coast Financial Services

Investment Conference

November 12, 2009

Forward Looking Statements

This presentation may contain, and during this presentation our management may make statements that may constitute "forward-looking statements" within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are not historical facts but instead represent only our beliefs regarding future events, many of which, by their nature, are inherently uncertain and outside our control. Forward-looking statements include, among other things, statements regarding our financial performance, business prospects, future growth and operating strategies, objectives and results. Actual results, performance or developments could differ materially from those expressed or implied by these forward-looking statements. Important factors that could cause actual results to differ from those in the forward-looking statements include, among others, those discussed in our Annual Report on Form 10-K and other reports filed with the Securities and Exchange Commission, copies of which will be made available upon request. With the exception of fiscal year end information previously included in our Annual Report on Form 10-K, the information contained herein is unaudited. Except as required by law, we undertake no duty to update the contents of this presentation after the date of this presentation.

First Midwest Presentation Index

- Who We Are

- Credit Quality

- Capital Position

- Core Profitability

- Why First Midwest



Who We Are

A Premier Community Bank

A Premier Bank	Premier Bank For Commercial	Premier Bank For Retail
$7.7 billion assets	Seven business lines	225,000 retail relationships
$5.8 billion deposits	25,000 commercial	1,000 bankers
-67% core transactional	1,600 trust relationships	94 offices
-90% Suburban Chicago	200 relationship managers	11th largest distribution network in MSA
$5.3 billion loans	Tenured sales force and market presence	13th in Chicago MSA Market Share
$3.9 billion trust/investment aum		

Source: Commercial and retail relationships obtained from Harte Hanks Marketing Customer Information System as of 3/31/09


McHenry
Lake
Lake Michigan
IOWA
Kane
DuPage
Cook
Scott
Kendall
Rock Island
LaSalle
Will
Lake
Grundy
ILLINOIS
INDIANA
Knox
Vermilion
Champaign

90% Suburban Chicago

First DuPage filling in footprint



Credit Quality

Loan Portfolio - $5.3 Billion [1]



Agricultural 4% · Commercial 27% · 1-4 Family 3% · Consumer 10% · Commercial Real Estate 56%

Other Commercial 12% · Multifamily 6% · Industrial 9% · Retail 6% · Office 7% · Residential Construction 8% · Commercial Land 2% · Investor Real Estate 2% · Commercial Construction 4%

Total Consumer - 13%
- Home Equity Dominated
- No Subprime Loans
- No Credit Card
- Conservative Underwriting

Corporate - 87%
- Diversified, Granular
- ~ 95% in Market
- Strong Underwriting

(1)   As of 3Q09

Construction And Development [1]

Dollars In Millions	Construction Residential	Construction Commercial	Commercial Land	Combined
Raw Land	$ 79	$ 5	$ 49	$ 133
Developed Land	164	20	56	240
Construction	31	10	-	41
Completed structures	106	161	-	267
Mixed and other	21	0	-	21
Total	$ 401	$ 196	$ 105	$ 702
Non-performing Loans (Includes > 90 Day)	$ 139	$ -	$ 3	142
NPLs As % Of Total Loans	35%	0%	3%	20%

- Performing Commercial Construction Portfolio
- Residential Down 20% Since 2008
- Impacted By Market Illiquidity
- Valued For Orderly Liquidation

As of 3Q09

Office, Retail, And Industrial [1]

As of 3Q09	Office	Retail	Industrial	Total
Portfolio Size (in thousands)	$ 376,897	$ 314,586	$ 459,793	$ 1,151,276
Average Loan Size (in thousands)	$ 816	$ 925	$ 851	$ 858
Non-Performing Loans	0.59%	3.79%	0.57%	1.46%
30-89 Days Past Due Loans	0.37%	0.14%	0.10%	0.20%
Number Of Loans Over $5 Million	15	9	12	36

- Granular In Size
- In Market, First Mortgage Debt
- Performing, Supported By Cash Flows

As of 3Q09

Credit Quality



(Non Accrual + 90 Day) / Total Loans



Loan Loss Reserve & Net Charge-offs

	4Q08	1Q08	2Q09	3Q09
Loan Loss Reserve / Loans	1.75%	2.15%	2.39%	2.53%
LLR / (Non Accrual + 90 Day)	57%	45%	48%	51%
Non Accrual + 90 Day / Total Loans	3.07%	4.78%	4.93%	4.95%

Better Control Over Problem Debt



- Improved Delinquencies
- Better Positioned To Reduce Problem Debts
- Migration To Ownership And Liquidation

(1)   Includes only accruing Troubled Debt Restructures (TDRs)

Credit Focus

- Environment Remains Challenging
  - Markets Improving But Illiquid
  - Commercial Real Estate Expected To Be Under Strain

- Expanded Resources

- Focus On
  - Early Identification And Remediation
  - Varied Problem Resolution Strategies
  - Varied Liquidation Strategies



Capital Position



Solid Capital Ratios

- Substantially Exceed "Well Capitalized" [1]

- Built Through Operating Performance, De-leveraging Securities, Debt Exchange, And Issue Of Preferred Stock

(1)   "Well Capitalized" minimum ratios (- - -) are currently 6% for Tier 1, 10% for Total Capital, and 4% for Tier 1 Common (applied to Supervisory Capital Assessment Program tests on top 19 US banks)

Excess Regulatory Capital

Amounts In Millions	Tier 1 Capital	Total Capital	Tier 1 Common
Balance at 3Q09	$ 803	$ 952	$ 526
Well Capitalized Minimum [1]	374	623	249
Excess	$ 429	$ 329	$ 276
Pre-tax Equivalent [2]	$ 703	$ 539	$ 453
Pre-tax Equivalent ex. Pref. [3]	$ 387	$ 222	$ 453

- "Well Capitalized" minimum ratios are currently 6% for Tier 1, 10% for Total Capital, and 4% for Tier 1 Common (applied to Supervisory Capital Assessment Program tests on top 19 US banks)
- Excess over "Well Capitalized" grossed up using 39% marginal tax rate
- Represents the Pre-tax equivalent, excluding the $193 million in regulatory capital received by FMBI through the sale of preferred shares to the US Treasury as part of its Capital Purchase Plan

Debt Exchange

- Exchanged Debt At Discount
  - $39.3 Million Trust Preferred (Tier 1 Capital)
  - $29.5 Million Subordinated Debt (Tier 2 Capital)

- Enhanced Composition Of Capital

- Improved Tier 1 and Tangible Capital Ratios ~ 100 bps

- Recognized Pre-Tax Gain of $14.0 Million

Core Profitability

Operating Leverage - Third Quarter '09 [4]
Well Above Peers

	First Midwest	Metro Peers[1]	Chicago Peers[2]
PTPP Return on Average Assets[3]	1.44%	1.56%	1.08%
	← **Substantial Advantage** →		
Core Drivers:			
Net Interest Margin	3.66%	3.59%	2.91%
Efficiency	59%	61%	67%

Greater Ability To Organically Generate Capital

Data represents the peer median core performance as reported by SNL Financial

- The Metro Peers consist of AMFI, BOKF, CBSH, CFR, FCF, FULT, MBFI, ONB, SUSQ, VLY, WTNY, and WTFC
- The Chicago Peers consist of AMFI, MBFI, MBHI, OSBC, TAYC, and WTFC
- Pre-tax, Pre-provision Operating Income (PTPP) excludes taxes, provision for loan losses, gains on early extinguishment of debt, and market related security gains (losses) from reported quarter; PTPP is computed on a fully tax equivalent basis
- As of 3Q09

Consistently Outperform Peers [2] [3]



Net Interest Margin



Efficiency

Data represents the peer median net interest margin and efficiency as reported by SNL Financial

- Excludes special FDIC assessment and market value adjustment on deferred compensation for 2Q09
- The Metro Peers consist of AMFI, BOKF, CBSH, CFR, FCF, FULT, MBFI, ONB, SUSQ, VLY, WTNY, and WTFC
- The Chicago Peers consist of AMFI, MBFI, MBHI, OSBC, TAYC, and WTFC

3rd Quarter Performance

	-------- 3rd Quarter --------		
	2009	**2008**	**Change**
Income Statement (in thousands):			
Reported Earnings	$ 3,351	$ 24,191	$ (20,840)
Pre-tax, Pre-provision Earnings [1]	$ 28,415	$ 39,762	$ (11,347)
Performance Metrics:			
Return on Avg. Assets	0.17%	1.16%	-0.99%
Net Interest Margin	3.66%	3.63%	0.03%
Efficiency Ratio [2]	59.13%	50.30%	8.83%
Balance Sheet (in millions)			
Loans	$ 5,306	$ 5,223	1.59%
Transactional Deposits	$ 3,833	$ 3,463	10.70%

→ Pre-Tax, Pre-Provision Earnings excludes taxes, provision for loan losses, and market related security gains (losses) from the reported quarter and the debt extinguishment gain in the third quarter 2009

→ The Efficiency Ratio for third quarter 2009 excludes the impact of gains on early extinguishment of debt

Excess Regulatory Capital + Operating Leverage

Amounts In Millions		Tier 1 Capital	Total Capital	Tier 1 Common
Balance at 3Q09		$ 803	$ 952	$ 526
Well Capitalized Minimum	(1)	374	623	249
Excess		$ 429	$ 329	$ 276
Pre-tax Equivalent	(2)	$ 703	$ 539	$ 453
Pre-tax Equivalent ex. Pref.	(3)	$ 387	$ 222	$ 453
Pre-Tax, Pre-Provision	(4)	$ 114	$ 114	$ 114

- "Well Capitalized" minimum ratios are currently 6% for Tier 1, 10% for Total Capital, and 4% for Tier 1 Common (applied to Supervisory Capital Assessment Program tests on top 19 US banks)
- Excess over "Well Capitalized" grossed up using 39% marginal tax rate
- Represents the pre-tax equivalent, excluding the $193 million in regulatory capital received by FMBI through the sale of preferred shares to the US Treasury as part of its Capital Purchase Plan
- Annualized 3Q09 Pre-Tax, Pre-Provision Operating Income (PTPP) excludes taxes, provision for loan losses, gains on early extinguishment of debt, and market related security gains (losses)



Why First Midwest

Why First Midwest

- **Strong Franchise**

- **Navigating Reality Of Cycle**
  - Proactive Remediation Of Credit
  - Solid Capital
  - Leveraging Operating Performance

- **Strengthening Core Business**
  - Relationship-Based Lending
  - Core Deposit Expansion
  - Able To Benefit From Market Disruption

- **Well Positioned For Recovery**

First DuPage

- FDIC-Assisted Transaction

- Single Branch Entity
  - $230 Million Of Loans With Loss Share
  - $240 million Of Deposits

- Strategically Accretive
  - Positive Earnings Contribution
  - Expands Existing Market

- Provides FDIC Transactional Experience

Prospective Acquisition Opportunities

- ### More FDIC Opportunities Expected
  - Approximately 50 Banks In Chicago MSA Under $10B In Assets With Texas Ratios > 100% [1]
  - Market Disruption And Better Pricing

- ### Positioned To Take Advantage
  - Experienced Acquirer
  - Resource Capacity

- ### Criteria: Strategically Accretive

"Texas Ratio" is the ratio of a bank's nonperforming assets + loans 90 days past due divided by tangible common equity + loan loss reserve